Snipp Interactive Ranked Number 114 Fastest Growing Company in North

America on Deloitte’s 2017 Technology Fast 500™

Attributes 1189% Revenue Growth to Industry Leading Technology Platform

TORONTO, Nov. 15, 2017 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it is ranked #114 on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences and energy tech companies in North America. Snipp earned its high ranking by posting 1189% growth during the 2013-2016 Fast 500™ measurement period. Deloitte uses a multi-year time frame in order to select only those companies that have exhibited growth over several years.

Snipp’s chief executive officer, Atul Sabharwal, said, “We are honored to have been recognized as one of the fastest growing tech companies in North America, for a second year in a row, validation of our commitment to delivering industry-leading technology and marketing solutions to our clients. This achievement is a testament to the hard work of our talented, global teams."

“The Deloitte 2017 North America Technology Fast 500™ winners underscore the impact of technological innovation and world class customer service in driving growth, in a fiercely competitive environment,” said Sandra Shirai, vice chairman, Deloitte Consulting LLP and U.S. technology, media and telecommunications leader. “These companies are on the cutting edge and are transforming the way we do business. We extend our sincere congratulations to all the winners for achieving remarkable growth while delivering new services and experiences for their customers.”

“Emerging growth companies are powering innovation in the broader economy. The growth rates delivered by the companies on this year’s North America Technology Fast 500™ ranking are a bright spot for the capital markets and a strong indicator that the emerging growth technology sector will continue to deliver a strong return on investment,” said Heather Gates, national managing director of Deloitte & Touche LLP’s emerging growth company practice. “Deloitte is dedicated to supporting the best and brightest companies of the future in the emerging growth company sector. We are proud to acknowledge the significant accomplishments of this year’s Fast 500 winners.”

Overall, 2017 Technology Fast 500™ companies achieved revenue growth ranging from 137 percent to 59,093 percent from 2013 to 2016, with median growth of 378 percent.

Snipp is also pleased to announce that Silicon Valley Bank (SVB) has agreed to extend the Forbearance Agreement with the Company. This agreement was initially announced on October 12, 2017, but will now remain in effect until Nov 22, 2017.

“As I have been fielding a lot of queries from investors about the Forbearance Agreement, I would like to take this opportunity to clarify certain key aspects of this agreement,” said Snipp CEO Atul Sabharwal. “First, the ‘events of default’ addressed by the Forbearance Agreement, do not relate to any payment obligations of Snipp under the SVB line, all of which the Company continues to meet very comfortably. The SVB line, with its very attractive interest rate, is a more traditional working capital loan that includes more stringent financial covenants, one of which is a Tangible Net Worth requirement, measured monthly. It is this covenant alone that Snipp has not been able to meet in certain specified months as we trend towards profitability. The purpose of the Forbearance Agreement was to give both parties the freedom to pursue alternative structures, including securing a more traditional Accounts Receivable based line of credit to replace the existing line, which we are in the advanced stages of finalizing. I would also like to stress that a failure to meet this covenant should not be seen as a negative indication on the health of the business. In fact, our Accounts Receivable number continues to grow at a healthy pace and currently stands in the $3MM USD range, which along with our recently positive EBITDA quarter has given SVB the comfort to execute the Forbearance Agreement and will continue to allow Snipp to draw down on the SVB line.”

The Company would also like to announce that John Fauller is stepping down from his position as EVP Product and Innovation pursuant to the separation of his employment with the Company.

“John played a valuable role during our product development phase and we appreciate his work in helping to create our industry -leading suite of tools," said Snipp CEO Atul Sabharwal. “We wish John all the best in his upcoming endeavors.”

About Deloitte’s 2017 Technology Fast 500™

Deloitte’s Technology Fast 500 provides a ranking of the fastest growing technology, media, telecommunications, life sciences and energy tech companies — both public and private — in North America. Technology Fast 500 award winners are selected based on percentage fiscal year revenue growth from 2013 to 2016.

In order to be eligible for Technology Fast 500 recognition, companies must own proprietary intellectual property or technology that is sold to customers in products that contribute to a majority of the company's operating revenues. Companies must have base-year operating revenues of at least $50,000 USD, and current-year operating revenues of at least $5 million USD.

Additionally, companies must be in business for a minimum of four years and be headquartered within North America.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. In the United States, Deloitte refers to one or more of the US member firms of DTTL, their related entities that operate using the “Deloitte” name in the United States and their respective affiliates. Certain services may not be available to attest clients under the rules and regulations of public accounting. Please see www.deloitte.com/about to learn more about our global network of member firms.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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